Exhibit 12

Calculation of Ratios of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Year Ended December 31
				2004	2003
(in thousands, except ratios)	2006	2005	2005	(restated)	(restated)	2002	2001
	(unaudited)
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	(19,379)	(6,515)	(12,390)	(14,321)	11,564	(19,192)	(22,655)
Fixed charges:
Interest expense (a)	20,796	15,430	21,795	22,114	9,711	15,069	2,294
Preferred stock accretion and dividends	—	—	—	10	448	2,374	—
Interest portion of rent expense (b)	2,210	1,787	2,504	1,849	1,439	1,078	257
Total fixed charges	23,006	17,217	24,299	23,973	11,598	18,521	2,551
Total earnings (loss)	3,627	10,702	11,909	9,652	23,162	(671)	(20,104)
Ratio of earnings to fixed charges	0.2x	0.6x	0.5x	0.4x	2.0x	—	—
Ratio of coverage deficiency	(c)	(c)	(c)	(c)	—	(c)	(c)

(a)           Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)           Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest componenet of such rentals.

(c)            Due to the loss from operations for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004, 2002 and 2001, there were insufficient earnings of $19.4 million, $6.5 million, $12.4 million, $14.3 million, $19.2 million and $22.7 million, respectively, to cover fixed charges.